SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                               ALRENCO, INC.
                             (Name of Issuer)


                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)


                                02109K 10 1
                              (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

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
                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 13, 1997


                              /s/ Michael D. Walts
                              ----------------------------------------
                              Michael D. Walts


NOTE: This amendment is being filed to amend the Schedule 13G filed through the EDGAR system and accepted on Friday, February 14, 1997, which failed to show the conformed signature of the Filer.















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